EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Energy Resources, LLC
(amounts in thousands except ratios)

Three Months Ended
Earnings:	March 31, 2009
Net income	$25,603
Fixed charges	15,095
Equity income of unconsolidated subsidiary	(69)
Interest capitalized	(1,977)
Amortization of previously capitalized interest	485
Total	$39,137

Fixed Charges:
Interest cost and debt expense	12,984
Interest allocable to rental expense(1)	134
Interest capitalized	1,977
Total	$15,095

Ratio of Earnings to Fixed Charges	2.59x

(1)     Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.